Russel Metals Inc.
Report to Shareholders

Second Quarter Financial Results

Earnings per share of $0.08 and net earnings of $3.6 million were recorded in the quarter ended June 30, 2003 and were equivalent to the first quarter of 2003.  The earnings for the quarter were below the strong results of $0.22 reported in the same period last year. For the six months ended June 30, 2003, earnings per share were $0.16 compared to $0.30 in 2002.  As anticipated, increased steel production in North America from both new facilities and old facilities returning to service, have resulted in a dramatic decline in steel prices.

Revenues of $339.8 million were down 3.3% over the same period last year, primarily in the import/export segment reflecting increased domestic steel supply, the soft North American economy and the weaker U.S. dollar.  Revenue decreases were recorded across all segments except energy, which despite a wet spring reflected the increased activity in the Oil Patch.  For the six months ended June 30, 2003, revenue of $706.8 million was up 4.3% over the same period last year.

The total segment operating profits, before corporate expenses, of $12.8 million for the quarter were down significantly over the results of $21.2 million reported in the same period last year. Profit levels in all business segments reflect the struggling economy coupled with weak steel prices and were down as compared to the same period last year.  For these reasons, the segment operating profits for the six months ended June 30, 2003 of $25.7 million were down 25.1% over the six months ended June 30, 2002.

The cash generated from operating activities was $24.6 million compared to $8.2 million in the same quarter last year due to lower business activity.  This cash was generated through lower working capital levels.  I am pleased to report that inventory levels were reduced by a further $9.6 million in the quarter for a total reduction of $48.8 million year to date.  For the six months ended June 30, 2003, cash from operating activities of $26.7 million was generated when compared to $42.7 million generated in the first half of 2002.

Favourable exchange rates resulted in long-term debt declining to $186.7 million due to the strengthening of the Canadian dollar versus the U.S. dollar.  The Company has US $115.6 million in long-term debt denominated in U.S. funds.  At quarter end the Company had cash on hand of $17.9 million.

I am pleased to announce that the construction of our Stoney Creek flat rolled processing operation, which will house B&T Steel, began in earnest in the second quarter.  To-date we have spent $5.8 million and the total expenditure is projected to be $29 million.

The Board of Directors declared a quarterly common share dividend in the amount of $0.07, payable as of September 15, 2003.  The Management's Discussion and Analysis contains a section outlining the formula used to derive the amount available to make restricted payments under our U.S. Note Indenture, which include common share dividends.  The recent share issue as part of the Leroux acquisition increases the amount available to make restricted payments by $18.1 million to the existing $8.5 million accumulated to June 30, 2003.

Acquisition of Acier Leroux inc.

On July 3, 2003, we successfully completed our offer to purchase Acier Leroux inc. Over 98% of the shares of Acier Leroux were tendered under the offer.  In August 2003, we expect to have completed the process to obtain ownership of 100% of the shares of Acier Leroux.  Management is formulating the detailed plans required to successfully merge our two operations and to capitalize on the Acier Leroux strength in Canada.

Outlook

Currently, business conditions in Canada and the United States are at best, uncertain.  We look forward to improvement in the energy sector but both our service center and import/export sectors are experiencing weak demand.  With the increased capacity of steel mill products available in the United States, pricing has tumbled dramatically and unless supply becomes balanced with demand, there is no apparent recovery in sight.

Furthermore, with the strengthening of the Canadian dollar, our Canadian customers could become less competitive in that portion of their business that ships finished products to the U.S.  This could put pressure on the Canadian economy and directly impacts us.

The task of integrating the Russel Metals and Acier Leroux operations is currently underway and it is anticipated that the rationalization will be substantially completed by early 2004.

E.M. Siegel, Jr.
President and Chief Executive Officer